The Directors Global Tech Inc

3509 Auburn Hills, MI 48321 PO Box 215107

USA

24 April 2008

Dear Sir/Madam

Global Tech Inc loan

I am writing to confirm that the ioan made to Global Tech Inc on 26 May 2005 by Battlebridge Secretaries Limited for US$100,OOO is interest bearing (at 5% per annum) and is repayable on demand.

There is currently no intention by the directors of Battlebridge Secretaries Limited to demand repayment of the loan for the foreseeable future.

Yours faithfully

Christopher livingston-Campbell Director

Registered Company No: 2978416

Registered Office: Brinkworth House, Brinkworth, placeCityWiltshire, PostalCodeSN15 5DF